HWH International Inc.

4800 Montgomery Lane, Suite 210

Bethesda, MD 20814

Tel: 1-301-971-3955

December 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Scott Anderegg

Re: HWH International Inc. Registration Statement on Form S-1 File No. 333-282567 Withdrawal Request for Acceleration

Ladies and Gentlemen:

We hereby request the withdrawal of our request for acceleration, dated December 10, 2024, of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-282567) that was requested to become effective at 4:30 p.m. Eastern Time, on December 11, 2024, or as soon thereafter as practicable. We hereby respectfully withdraw this acceleration request at this time.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Sichenzia Ross Ference Carmel LLP, attention: Darrin M. Ocasio, Esq. at (917) 848-6325.

Very truly yours,

HWH International Inc.

By:	/s/ John Thatch
John Thatch
Chief Executive Officer